Exhibit 4.4
AMENDMENT NO. 1 TO VOTING AND COVENANT AGREEMENT
     AMENDMENT NO. 1, dated as of September 11, 2006, to the Voting and Covenant Agreement dated as of July 7, 2006 (the “Voting Agreement”) by and between LiveWorld, Inc., a Delaware corporation (the “Company”), and J. Walter Thompson U.S.A., Inc. (“WPP”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Voting Agreement.
WITNESSETH:
     WHEREAS, the Company and WPP are entering into a Purchase Agreement of even date herewith (the “Purchase Agreement”) pursuant to which WPP is purchasing shares of Common Stock from the Company;
     WHEREAS, in connection with WPP’s purchase of Common Stock pursuant to the Purchase Agreement, the Company and WPP desire to amend the terms of the Voting Agreement to provide that shares of Common Stock purchased by WPP other than pursuant to the exercise of Warrants will count towards the maintenance of the Competition Restrictions and WPP’s right of first refusal on private placements to Named Competitors, to adjust the calculation of the purchase price for purchases pursuant to the Company’s right of first offer under Section 9 of the Voting Agreement, and to make a correction to the definition of shares “held” by an Investor in Section 10(a) of the Voting Agreement.
     NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
          1. This Amendment No. 1 to the Voting Agreement shall be effective as of September 11, 2006.
          2. Section 6(c) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:
“The restrictions and covenants in Section 6(a) shall terminate on December 31, 2008, unless extended as set forth below.
          i) In the event that either (x) the sixty (60) calendar day average (A) closing price of the Common Stock, if the principal market for the Common Stock is then NASDAQ or a national exchange, or (B) closing bid and asked quotations, if the principal market for the Common Stock is then the pink sheets, for the period ending December 31, 2008 is less than the average exercise price for the then issued and unexercised Warrants (the “2008 Price Trigger”) or (y) five (5) business days following March 31, 2009 the aggregate of the Shares acquired by the Investors upon exercise of Warrants plus all other shares of Common Stock then directly or indirectly held by the

Investors is equal to or exceeds ten percent (10%) of the LiveWorld Fully Diluted Shares (as measured on December 31, 2008), the Competition Restrictions shall be extended until December 31, 2009.
          ii) In the event that either (x) the sixty (60) calendar day average (A) closing price of the Common Stock if the principal market for the Common Stock is then NASDAQ or a national exchange, or (B) closing bid and asked quotations, if the principal market for the Common Stock is then the pink sheets, for the period ending December 31, 2009 is less than the average exercise price for the then issued and unexercised Warrants or (y) five (5) business days following March 31, 2010 the aggregate of the Shares acquired by the Investors upon exercise of Warrants plus all other shares of Common Stock then directly or indirectly held by the Investors is equal to or exceeds fifteen percent (15%) of the LiveWorld Fully Diluted Shares (as measured on December 31, 2009) (or ten percent (10%) of such LiveWorld Fully Diluted Shares if the 2008 Price Trigger was satisfied), the restrictions and covenants in Section 6(a) shall be in force and effect for the one year period from December 31, 2009 to December 31, 2010, whether or not the conditions in Section 6(c)(i) had been met; provided, however, that in the event the conditions in Section 6(c)(i) had not been met, any joint venture for which definitive documentation had been entered into during such period shall not be subject to the Competition Restrictions.
          iii) In the event that five (5) business days following March 31, 2011 the aggregate of the Shares acquired by the Investors upon exercise of Warrants plus all other shares of Common Stock then directly or indirectly held by the Investors is equal to or exceeds fifteen percent (15%) of the LiveWorld Fully Diluted Shares (as measured on December 31, 2010) and the conditions in Section 6(c)(ii) had been met, the Competition Restrictions shall remain in effect for the period from December 31, 2010 to December 31, 2011.”
          3. Section 9(c) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:
     “c) Purchase Price. The purchase price for the Shares purchased by the Company and/or its assignee(s) under this section shall be the closing price of the Common Stock on the trading day preceding the date of the Holder’s notice.”
          4. The first sentence of Section 10(a) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:
“Shares “held” by an Investor shall mean any Shares directly or indirectly owned (of record or beneficially) by such Investor or as to which such Investor has voting power.”
          3. Except as set forth above, the Voting Agreement, as amended herein, shall remain in full force and effect without further modification, unless altered or amended in accordance with Section 10(l) thereof.

          4. This Amendment No. 1 may be executed in any number of counterparts, and it shall not be necessary that the signature of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart, but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more counterparts. All counterparts shall constitute one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of the first date first above written.

LiveWorld, Inc.

By: Name:	/s/ Peter H. Friedman Peter H. Friedman
Title:	President and Chief Executive Officer

J. Walter Thompson U.S.A., Inc.

By:	/s/ Thomas O. Neuman
Name:	Thomas O. Neuman
Title:	Assitant Treasurer